Filed by: Crestwood Equity Partners LP Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Oasis Midstream Partners LP ™ ™ ™ ™ ™ ™ Commission File Number: 001-38212 ™ ™ ™ ™ ™ ™ Connections for Connections for Connections for Connections for Connections for Connections for America’ America’ America’ America’ America’ America’s s s s s s Energy Energy Energy Energy Energy Energy Town Hall Meeting Presentation Title Presentation Title Presentation Title Presentation Title Presentation Title October 2021 Presentation Subtitle Presentation Subtitle Presentation Subtitle Presentation Subtitle Presentation Subtitle 10/26/2021 Crestwood Midstream P Crestwood Midstream P Crestwood Midstream P Crestwood Midstream P Crestwood Midstream Pa a a a artners LP rtners LP rtners LP rtners LP rtners LP Crestwood Equity P Crestwood Equity P Crestwood Equity P Crestwood Equity P Crestwood Equity Pa a a a artners LP rtners LP rtners LP rtners LP rtners LP

Continued Momentum in Q3 2021 Crestwood’s diversified midstream portfolio, consistent financial and operating performance, strong balance sheet and dedicated employees continue to position us for long term success! • Crestwood to acquire Oasis Midstream in $1.8 Billion deal which will increase G&P scale and market share in the Bakken and grows CEQP to ~$7 Billion enterprise value! • Strong operational performance in the third quarter 2021 delivered Adjusted EBITDA of $140 million, and Distributable Cash Flow of $86 million • New commercial agreements in Powder River Basin and Delaware Basin support capital expansion projects and optimize Bucking Horse and Orla plant capacity • Strong Q3 and YTD safety results showcases our employees’ commitment to health and safety Crestwood remains well positioned in 2021 for another successful year! ™ ™ ™ ™ Connections for America’s Energy 2

Crestwood + Oasis Midstream
Combination Creates Top-3 Williston Basin G&P Company

Acquisition of Oasis Midstream follows our long-term strategy of acquiring high quality assets in our core basins of Bakken, Powder River and Delaware while maintaining balance sheet strength for future consolidation opportunities

Expanded Market Share in Core Basins	Enhanced Financial Strength and Flexibility	Asset Integration & Synergies	Accelerated Return of Capital	Leading Sustainability Initiatives
• Complementary Williston and Delaware Basin assets • Creates top-3 midstream operator in Williston Basin • Strategic alignment with Oasis Petroleum	• Pro Forma 2021E EBITDA >$820MM, ~40% increase versus standalone • YE 2022E leverage of 3.0x – 3.5x • Strong liquidity and enhanced corporate credit profile	• Significant excess processing capacity for optimization • $25MM in identified G&A and O&M synergies • $20MM in commercial synergy opportunities	• Both companies generate positive free cash flow • Conservative financial metrics maintained • ~5% distribution increase to $2.62/unit, annually	• Acquired assets complement Crestwood policies on flaring minimization, methane emissions monitoring and biodiversity

Combination has strong industrial logic with highly complementary assets driving increased scale, synergies, and enhanced financial strength

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Crestwood + Oasis Midstream Premier Williston Basin Midstream Franchise Complementary assets optimize Bakken processing capacity; adds Oasis Petroleum to CEQP portfolio & growth potential in the western Bakken; expect 1Q 2022 close followed by integration of Oasis systems, personnel, contracts and customers Combined Asset Footprint Premier Bakken Position Status Quo Pro Forma Dedicated 150,000 535,000 Acres 150 MMcf/d 430 MMcf/d Processing (91% (76% Capacity utilized) utilized) Miles of 796 miles 1,296 miles Pipeline Oil Gath: 83 Oil Gath: 103 Q3 2021 Gas Proc: 136 Gas Proc: 329 Volumes Water Gath: Water Gath: (per day) 95 184 Tier 1 Drilling >650 >1,200 Locations <$50 B/E High due to New Limited due system size Commercial to processing and unused Outlook constraints capacity ™ ™ ™ ™ Connections for America’s Energy 4

Crestwood + Oasis Midstream Expanding our Delaware Basin Footprint Oasis Midstream assets are strategically located near Nautilus system and will be easily integrated into our Delaware Operations Combined Asset Footprint Expanded Delaware Basin Position • Crude oil and produced water gathering system in Loving, Ward and Winkler counties, Texas • 100,000 gross acreage dedication from Percussion Petroleum (acquired acreage from Oasis Petroleum) • ~40 miles of crude oil gathering pipelines with 95 MBbl/d of gathering capacity • ~50 miles of produced and flowback water gathering pipelines and three SWDs with 60 MBbl/d of permitted disposal capacity • OMP Delaware Permian assets will be wholly owned by Crestwood and not included in CPJV ™ ™ ™ ™ Connections for America’s Energy 5

Crestwood + Oasis Midstream: A Strategic Partnership Oasis Midstream transaction builds a better platform to create future growth and long-term value for CEQP and OMP investors! • The combined company has significant financial and operational scale to create long-term value • The Williston and Delaware Basins are vital to supply increasing demand due to superior economics and productivity • Midstream consolidation is a necessary strategy to increase customer opportunities, optimize capacities, capture synergies and drive long-term returns • Crestwood is very experienced at seamlessly integrating G&P assets; optimizing assets is our core operating strength • Merger increases CEQP’s free cash flow allowing us options to improve investor value through organic expansions, debt paydown, distribution increases or unit buy-backs We look forward to welcoming Oasis Midstream employees to the Crestwood Family! ™ ™ ™ ™ Connections for America’s Energy 6

Strategic Alignment with Oasis Petroleum Crestwood is pleased to welcome Oasis Petroleum, a premier pure-play Bakken E&P operator, as a new customer and equity partner Oasis Petroleum Overview Leading Pure-Play Bakken Operator • Oasis Petroleum is mid-cap E&P operator with an enterprise Key value of >$2 Bn and EBITDA of over $700MM >670 tier-1 drilling Stats locations • Strong credit profile with no pro forma debt and significant 72 liquidity Mboepd 87% • High quality operator focused on returns and disciplined Operated production growth 76% • Attractive inventory and economics drives free cash flow Working business model Interest $9.50 • Active development plan with significant low-cost inventory LOE/Boe • Oasis Petroleum will own 22% of CEQP’s total units outstanding “The combination of Crestwood and Oasis Midstream creates a midstream leader well positioned with size, scale and a diversified customer base. Crestwood’s experienced team brings a track record of operational excellence.” -- Danny Brown, Chief Executive Officer, Oasis Petroleum Crestwood and Oasis Petroleum share a focus on ESG, financial discipline and generating sustainable returns for our stakeholders ™ ™ ™ ™ Connections for America’s Energy Source: Oasis Petroleum October 2021 investor presentation. 7 rd 3 Party Producer Opportunities in the Bakken By combining the CEQP and OMP assets in the Bakken, we will be positioned to realize commercial synergies in our footprint through strong existing relationships CEQP Pipelines OMP Pipelines ™ ™ ™ ™ Connections for America’s Energy 8

Merger Creates A Bigger, Better, Stronger Crestwood in 2022 Transaction drives significant growth in Enterprise Value, Adjusted EBITDA, Distributable Cash Flow and Free Cash Flow (1) Enterprise Value 2021E Adjusted EBITDA $8,000 $1,000 +36% +37% ~$800 $800 $6,000 $600 $4,000 $400 $2,000 $200 $0 $0 Standalone Pro Forma Standalone Pro Forma (2) 2021E Distributable Cash Flow 2021E Free Cash Flow $600 $600 +38% +51% $500 $500 $400 $400 $300 $300 $200 $200 $100 $100 – $0 Standalone Pro Forma Standalone Pro Forma Crestwood immediately achieves enhanced financial scale and drives increasing DCF/unit in 2022 and beyond as synergies are captured and assets are integrated ™ (1) As of September 30, 2021. ™ ™ ™ Connections for America’s Energy 9 (2) Distributable cash flow to common unitholders less growth capital.

Merger Disclosures No Offer or Solicitation: This communication relates to the proposed transaction between Oasis Midstream and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where You Can Find It: In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of Oasis Midstream with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OASIS MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of Oasis Midstream in connection with the solicitation of consents of Oasis Midstream unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or Oasis Midstream with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from Oasis Midstream’s website at http://oasismidstream.investorroom.com. Participants in the Solicitation: Crestwood, Oasis Midstream and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers may be deemed to be participants in the solicitation of consents from the unitholders of Oasis Midstream. Information about these persons is set forth in the Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and Oasis Midstream with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC. ™ ™ ™ ™ Connections for America’s Energy 10

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood's management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may result from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood's financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood's control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood's ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood's filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

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Q&A ™ ™ ™ ™ Connections for America’s Energy